

12011934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41854

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2011__ AND ENDING __12/31/2011__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CVF Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

343 Millburn Avenue, Suite 208
(No. and Street)

Millburn   New Jersey   07041
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Furman   973-564-5600
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chaifetz & Schreiber, CPAs, P.C.
(Name – if individual, state last, first, middle name)

21 Harbor Park Drive N.,   Port Washington,   New York   11050
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Mark Furman _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___ CVF Securities, Inc. _____ , as
of __ December 31 _____ , 20 __11__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
_____
Title

_____
Notary Public

OFFICIAL SEAL
LYNNE McLOUGHLIN
NOTARY PUBLIC – NEW JERSEY
My Comm. Expires 4-17-2016

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CVF SECURITIES, INC.

TABLE OF CONTENTS

	PAGE NUMBER
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2011:	
Schedule of Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission	8

CVF SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

(With Supplementary Information)

CS CHAIFETZ & SCHREIBER, P.C.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CVF Securities, Inc.
Millburn, NJ 07041

Gentlemen:

We have audited the accompanying statement of financial condition of CVF Securities, Inc. as at December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVF Securities, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8, schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chaifetz & Schreiber, P.C.

February 21, 2012

CVF SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS:	
Cash	$ 5,755
Advisory fees receivable	8,000
Total assets	$ 13,755
LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES - Accrued expense	$ 6,800
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 1,000 shares authorized, 10 shares issued and outstanding	1
Additional paid-in capital	9,899
Deficit	(2,945)
Total stockholder's equity	6,955
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,755

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

INCOME - Fee income	$ 90,750
EXPENSES:	
Management fees	46,766
Finder's fees	26,800
Insurance	7,616
Professional fees	5,484
Dues and registration fees	3,293
Miscellaneous	367
Total	90,326
INCOME BEFORE INCOME TAXES	424
Provision for income taxes	550
NET LOSS	$ (126)

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock $.01 Par Value		Additional Paid-in		Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE - JANUARY 1, 2011	10	$ 1	$9,899	$ (2,819)	$ 7,081
Net loss	-	-	-	(126)	(126)
BALANCE - DECEMBER 31, 2011	10	$ 1	$9,899	$ (2,945)	$ 6,955

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (126)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in advisory fees receivable	(8,000)
Increase in accrued finders fee	6,800
Total adjustments	(1,200)
Net cash used in operating activities	(1,326)
NET DECREASE IN CASH	(1,326)
CASH - JANUARY 1, 2011	7,081
CASH - DECEMBER 31, 2011	$ 5,755
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for:	
Income taxes	$ 550

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. NATURE OF BUSINESS

General - CVF Securities, Inc. (the "Company") was formed on October 12, 1989, to facilitate the placement of debt and equity securities by its clients and to engage in merger and acquisition services. The Company is registered as a broker-dealer with the Securities and Exchange Commission and FINRA (Financial Industry Regulatory Authority).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Revenue is recognized as earned. Fees are recorded when all aspects of a proposed transaction are satisfied and the earnings process is complete, and is typically based on the amount of capital raised in the transaction.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Income Taxes - The Company files its income tax returns using the cash method of accounting. Generally accrual of expenses is the only temporary difference resulting from the use of this method rather than the accrual method as required by generally accepted accounting principles. At December 31, 2011, the Company has available net operating loss carryforwards of $15,952, which expire through the year 2031. The federal and state corporate tax returns are subject to examination by the applicable federal and state tax authorities for the years 2008 through 2010.

The deferred tax benefit attributable to the carryforwards amounting to approximately, $3,200 has been offset by a valuation allowance as ultimate realizability of the benefit is uncertain.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $6,955, which was $1,955 in excess of its required net capital.

4. ECONOMIC DEPENDENCY AND RISK

During 2011, approximately, 28%, 28%, 25% and 17% of total fee income was earned from four customers, respectively.

The Company may periodically maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company markets its services nationally, the Company's customers are sensitive to swings in economic cycles and their financial requirements will vary accordingly.

5. RELATED PARTY TRANSACTIONS

The Company pays a management or consulting fee, based primarily upon fee income from its customers, to VF Capital ("VF") a related entity for certain advisory services and consulting services and also reimburses VF for any costs paid by it on behalf of the Company. In the event that there is no fee income, no management fees will be owed or payable to VF and the Company shall not be liable directly or indirectly for any expenses incurred by VF on the Company's behalf. Such fee and reimbursed costs amounted to $46,766 for the year ended December 31, 2011. Notwithstanding the above, the Company reimburses VF for office and occupancy costs at the rate of $200 per month.

During 2011, the Company paid finders fees totaling $20,000 to Franklin Capital Management, a division of the Millburn Capital Group, an affiliate of the Company.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through February 21, 2012, the date these financial statements were available to be issued. No recognizable or reportable subsequent events effecting the Company were identified.

SUPPLEMENTARY INFORMATION

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

TOTAL STOCKHOLDER'S EQUITY AND NET CAPITAL	$ 6,955
Aggregate indebtedness	$ 6,800
Percentage of aggregate indebtedness to net capital	.98:1
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL OVER MINIMUM REQUIREMENT	$ 1,955

There were no material differences between the computation for determination of net capital as required under Rule 15c3-1 included in this report, and the computation included with the Company's unaudited FOCUS report as at December 31, 2011.

See Independent Auditors' Report.

Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

To the Board of Directors
CVF Securities, Inc.
Millburn, NJ 07041

Gentlemen:

In planning and performing our audit of the financial statements of CVF Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a Company the size of CVF Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charfetz & Schreibe, P.C.

Port Washington, New York
February 21, 2012